2300 - 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NEWS RELEASE

NR11-06	May 4, 2011

Drilling Underway at Cobrecon Copper–Gold Porphyry Target

Dorato Receives Final Soil Sample Results
Defines Two Large Porphyry Targets

     Drilling Planned at Cobrecon Sur Target where
Soil Results Outline a Large 1 km x 3 km Target Area

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) announces receipt, from Minera Afrodita, of additional surface geochemical results for the Cobrecon targets within the Condor Copper-Gold District project in northern Peru. Soil and rock sample results from both Cobrecon and Cobrecon Sur porphyry targets outline two large, parallel porphyry systems. Drilling at Cobrecon is underway with two holes in progress. Dorato has a right to acquire 100% of Minera Afrodita.

Cobrecon Drilling & Soil Anomaly

Six drillholes are planned from three platforms located about 300 metres apart, centred on anomalous soil samples and porphyry copper mineralization mapped at surface. Two drill rigs are currently drilling from the southern two platforms (Figure 1) adjacent to where wide-spaced surface rock samples located over 360 metres laterally returned between 0.11% and 0.23% copper. The third platform is located 300 metres farther north, where rock samples returned up to 0.63% copper and 0.48 g/t gold.

With receipt of the additional soil sample results, the soil anomaly now extends farther southeast and is open in that direction. Additional soil samples are currently being collected, and an additional drill platform will be constructed 600 metres to the southeast of hole CBC-01. There has been detailed (1:2500) mapping and further rock sampling in the area of drilling over the past weeks. This mapping, in conjunction with the new drill core, has led to a reinterpretation of the geology. The mineralization is now known to be hosted by tectonic breccia of yet to be determined extents, comprising coarse fragments of fine diorite, dacite porphyry, and possibly siliceous sediments. There is a strong northwest structural control to the mineralization.

Dorato Resources Inc. NR11-06 Continued	2	May 4, 2011

Figure 1: Cobrecon Drill Target Map. Shown are final soil and reconnaissance rock sample results. Detailed mapping and sampling is on-going, currently focussed to the southeast.

Copper-in-soil ranges from 2 ppm to 6267 ppm (0.62%) – highly anomalous by comparison with normal levels of copper in soil. Molybdenum, considered immobile and a reliable indicator of subsurface mineralization, ranges from <1 ppm to 43 ppm.

Cobrecon Sur Porphyry Target

The copper and molybdenum soil sample results at Cobrecon Sur define the extents of disseminated copper mineralization mapped in the creeks. The copper-molybdenum anomaly is large, measuring 1 km wide and 3 km long (Figure 2). Wide-spaced, reconnaissance-level rock sampling has returned grades up to 0.35% copper.

Recently completed airborne geophysics at Cobrecon Sur defines a broad magnetic low coincident with a circular EM anomaly that probably outlines quartz-sericite-pyrite alteration around the mineralization. The soil and geophysics anomalies are coincident with a large area of quartz and sulphide stockwork veining with chalcopyrite (copper) mineralization hosted by variably sheared diorite and coarse granite, the latter in which the mineralization is more disseminated in nature. The granite currently appears to be the best host for mineralization, with rock samples grading up to 0.35% copper, and the area of mineralized outcrops will be the initial drill target.

Dorato Resources Inc. NR11-06 Continued	3	May 4, 2011

Airborne TMI Magnetics & Soil Copper

Soil Samples
Cu (ppm)
700 to 5,100
200 to 700
100 to 200
50 to 100
0 to 50
pending results
in progress
0 0.5 1
kilometres
El Hito
Moly Anomaly
open
Moly Anomaly

Airborne EM & Soil Molybdenum

Soil Samples
Mo (ppm)
25 to 500
10 to 25
5 to 10
2 to 5
0 to 2
pending results
in progress
0 0.5 1
kilometres
El Hito
Moly Anomaly
open
Moly Anomaly

Gridded Soil Copper

0 0.5 1
kilometres
El Hito
hole in progress
hole planned
Cu (ppm)
742
500
400
310
250
195
160
135
110
98
80
60
45
33
15
0.1
Moly Anomaly
open
Moly Anomaly

Gridded Soil Molybdenum

0 0.5 1
kilometres
El Hito
hole in progress
hole planned
Mo (ppm)
25
16
12
9
6
5
4
3.2
2.4
1.8
1.3
1
0.83
0.74
0.6
0.01
Moly Anomaly
open
Moly Anomaly

Figure 2: Regional View of Cobrecon and Cobrecon Sur - Airborne magnetic, airborne EM, and gridded copper and molybdenum soil anomalies. Additional planned soil sampling is shown in red lines.

Dorato Resources Inc. NR11-06 Continued	4	May 4, 2011

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times. On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp's Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc's Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional 0.71 million ounces inferred contained ounces averaging 11.5 g/t gold). The technical information with respect to the above deposits was obtained through the respective companies' public disclosure documents available on SEDAR.

Qualified Person

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

The results of the geophysical survey have been reviewed by Brian Williams, consulting geophysicist, who checked data quality during data acquisition and assists with ongoing interpretation.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera del Condor and a highly strategic position in this emergent gold district. Dorato is well funded and possesses experienced management with a proven track record.

Dorato Resources Inc.	5	May 4, 2011
NR11-06 Continued

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Keith Henderson”
President & CEO
For further information please contact:

Steve Stakiw, Manager – Corporate Communications
Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: 604-638-5817

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supremem decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Livengood Property.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

Dorato Resources Inc.	6	May 4, 2011
NR11-06 Continued

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s future disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.